INVEST IN **UNTAPPED GLOBAL**

# Profitable impact investing in emerging markets, made easy for everyone 🌍


UNTAPPED
unlock the potential of the next billion

untapped-global.com San Francisco CA

Infrastructure | Technology | Hardware | Sustainability | Fin Tech

LEAD INVESTOR



**Bade Aluko**

I invested in Untapped Global because I strongly believe in the vision and the Team that Jim Chu has put up for Untapped. The domain expertise, the industry and local experiences of the Team and the synergy between them are a great plus in delivering value to the investors. The frontier markets like those in Africa, Latin America and Asia, with a $5.2T opportunity is a clear market that had room for growth and rapid scaling, when one considers the Untapped Global's strategy of investing safely and profitably via their Smart Asset Financing model. On the impact side, its unbelievable the level of impact the investments from Untapped Global are having within their geographical locations at present, with such a little funding in such a short time. With a lot of help from Limited Partners, like myself and you, I believe they have the capacity and the experience to do much more, safely and profitably.

**Invested $25,000 this round**

## Highlights

1. 🤝 15+ operating partners in the world's fastest-growing emerging markets. Get in on the action!
2. 💵 Closed $1M in equity from accredited investors in October 2021
3. 📈 Profitable (EBITDA positive) in the first 10mo, with $1M ARR and 40% month-to-month growth
4. 💰 Consistent 24% IRR on our investments: every $100 we invest pays us back $124 in cash

4. 💰 Consistent 24% IRR on our investments: every $100 we invest pays us back $124 in cash

5. 👫 Committed and purpose-driven team of 20 across Africa, Latin America, and the US

## Our Team



**Jim Chu** Founder and CEO

Angel investor in 50+ startups in West, East, and South Africa, including fintech, foodtech, agritech, infrastructure and logistics. LP in a half dozen venture funds focused on Africa, from seed-stage equity to funds supporting debt/trade finance.

Opportunity is unevenly distributed in the world and that means there's tremendous untapped potential. Our job is to unlock that potential. We created Smart Asset Financing™ to do just that – to put equipment in the hands of

entrepreneurs who don't have access to traditional loans or grants but are successful and ready to scale.



**Yvonne Okafor**   Investment Officer (West and East Africa)

Previously a consultant at Open Capital in Nairobi, an operations analyst at a global non-profit, and an investment analyst and independent consultant in the VC and PE space between Nigeria and the United States.



**Vincent Kienzler**   Chief Technology Officer

Has worked and lived in East Africa for the last 10 years, where he has developed several companies in the energy and tech sectors. Holds Masters in Engineering, Philosophy and Economics, MPhil in Development Studies, and PhD in Management Sciences.



**Lundie Strom**   Communications and Partnerships Lead

Ran the She Leads Africa x African Leadership University digital marketing program, led MEST Africa's ecosystem relations between South Africa, Ghana, Nigeria and Kenya, and studied International Relations at the University of St. Andrews, Scotland.



**Dan Nolan**   Fund Manager

With an MBA from IE business school in Madrid and a background in engineering, Dan has lived in several developing countries, dedicating his life's work to economic empowerment through the safe water, sanitation and finance sectors.



**Caitlin Craig**   Investment Officer (Southern Africa)

From Toronto originally, Caitlin lived and worked in Lagos, Nigeria, where she ran She Leads Africa's accelerator programs for female founders, and in London, where she was as an Innovation and Strategy consultant, before moving to Cape Town.



**Gary Ford**   Future Board Director

Gary currently serves as President & CEO of MCE Social Capital. Since 2006, MCE has made over $75MM in loans to microfinance institutions and small and medium enterprises in 30 countries. Gary will join Untapped as a Board Director on January 1, 2022

# Pitch

**Untapped Global** is pioneering a new way to invest safely and profitably in frontier markets like those in Africa, Latin America, and Asia - a **$5.2T opportunity.**

## We call our investment model Smart Asset Financing™, and it uses technology and data to make it easier, safer, and faster for small businesses in emerging markets to access growth capital, and scale.

At the same time, it allows investors from all over the world to invest in local entrepreneurs and track – in real time – the impact of their investments, while making healthy returns.

We've proven that it works: **we have financed hundreds of entrepreneurs in over a half dozen countries, and have become profitable in the 10 short months since we launched.** But so far, we've only been able to make this investment opportunity available to "accredited" (ie. rich) investors willing to write big checks.

**Now, we want to make the opportunity to profitably invest in emerging markets available to anyone, anywhere.** We are raising $1M to build an online platform that allows any type of investor – big or small – **to invest in Smart Asset Financing™** for fast-growing small businesses in Africa, Latin America, and Asia.



I (Jim, founder and CEO) worked in tech for twenty years before the 7.0-magnitude earthquake hit Haiti in 2010. Like many stories in developing markets begin, I wanted to help, so I traveled there to volunteer and provide safe water to the displaced. **After seeing billions of dollars of charity achieve few lasting results, I realized that sustainable change would only happen if local entrepreneurs lead the way.** This led me to launch a social business that today serves thousands of Haitians safe drinking water via a local entrepreneur-led distribution network of over 700 small retailers across the island.

Coming full circle 11 years later — the social business I founded is still providing the safe drinking water that I ventured to Haiti to deliver back in 2010, but in a way that is far more sustainable and empowering for the local economy.



Taking these lessons with me, the real story is only just beginning.

Untapped is the globalization of what we started in Haiti. **I created Untapped specifically to address the problems I saw in the aid and development effort in Haiti in the aftermath of the 2010 earthquake — to empower people to help themselves.** To do that, we had to overcome a major hurdle we discovered as we tried to grow our business: the capital to grow our company wasn't available

simply because of where we were operating.

### "We created Untapped to solve the problem that I faced trying to scale dloHaiti's impact, but on a broader scale."

Untapped still finances water infrastructure, but also energy and transport, because we see the same problem and opportunity across many industries in frontier markets. **The digitization of revenue-generating assets (like water pumps, solar panels, and motorbikes), and innovation in digital payments offers a unique opportunity to reinvent how financing is done in frontier markets** by reducing the risk, and increasing the scalability of financing to more small businesses.


The Opportunity


Rapid Digitization
$1T annual spending in informal markets
The digital revolution in emerging markets is creating an unprecedented opportunity to re-invent financing for SMEs
Booming Population
Young, urbanizing population expected to double to 2B by 2050

According to the World Bank, the financing gap for micro-, small-, and medium-sized businesses in developing countries is **$5.2 trillion**. This gap is hard to fill because financing small businesses the conventional way – with lots of collateral and legal work – only makes sense for big pots of money, or for those who already have the wealth.

**We created Smart Asset Financing™ to put equipment in the hands of entrepreneurs who aren't attractive to venture capital and don't have access to traditional loans or grants, while giving you the opportunity to invest directly in life-changing, economy-boosting innovations - and make money while doing it.**

Read more about the opportunity in this article about the **$5.2 trillion "blindspot"**.


$5.2T Funding Gap for SMEs in Frontier Markets *
Small- and medium-sized enterprises (SMEs) in emerging markets lack access to financing from conventional lenders
South Asia
East Asia & South Pacific
$2110B





Latin America
$1,098B
$383B
$291B
* Funding Gap for Small and Medium Enterprises. "Small and Medium Enterprises (SMES) Finance". World Bank. 2017

How It Works

We finance
productive assets for entrepreneurs in emerging markets, who make money as they use them
We track
the asset's usage and how much revenue it generates in real-time using IoT technology
We pay
back our investors healthy returns through our revenue-share model

- **We finance.** Our on-the-ground investment team identifies the best Operating Partners, or local companies who are experts at deploying the assets and managing the entrepreneurs that use them to make money. We do this for multiple asset types, and across multiple industries and geographies: electric motorbike-taxis in Uganda, water treatment systems in South Africans, and solar-powered irrigation pumps in Kenya, for example.

-**We track.** We use the data that comes straight from these machines to track – in real-time – how well these businesses are doing. That makes it easier to manage risk, or in other words, know who we should continue to finance and help grow (spoiler - it's the vast majority of them!), or in the rare case, we need to pull the plug.

- **We pay**. We collect digital payments directly from our Operating Partners based on a revenue-share model. This means we take a share of the revenue that businesses earn from using the machine, as they use it, and then we pay you back your returns!

**An example of how we work with one of our operating partners, FlexClub:**



START HERE!
1.
MEET SONNY!
Sonny has been an Uber driver for five years, but has always borrowed a car to drive. He's finally ready to buy his own vehicle, but doesn't have a credit record, or all the money to purchase a new one.
2.
MEET FLEXCLUB!
Sonny hears about Flexclub, a car subscription service for Uber drivers. Flexclub uses records of Sonny's past Uber trips to approve his loan instead of a credit score, and leases a car to him until he pays it off and fin ally owns it for good.
HOW UNTAPPED WORKS WITH FLEXCLUB
3.
MEET UNTAPPED!
Untapped helps finance Flexclub's vehicles up front, giving them an entire fleet to lease to thousands of rideshare entrepreneurs like Sonny.
4.
WIN,WIN, WIN!
As Sonny makes more trips, he makes more money, which is then split between himself, Flexclub, and Untapped. Sonny gets to take home his paycheck while paying off his vehicle at the same time, Flexclub makes a profit and can lease more vehicles to more drivers, and Untapped pays back its own investors, and then reinvests into other partners like Flexclub!
5.
WATCH, PROFIT, AND HELP GROW!
Untapped collects, tracks, and shares with you all the data from trips in Flexclub's fleet, how much money the drivers makes, and how much money you make as a result. The more cars Untapped can finance for Flexclub, the more entrepreneurs like Sonny can finally own their livelihoods, and grow!
flexclub
UNTAPPED
Uber

Edward, pictured below has been an UberEats courier in Mexico for the past 16 months. Thanks to Flexclub's vehicle subscription model, Edward can now hit the road in his brand new Citio electric bike!



Citio

**An example of how we work with another operating partner, Paga:**



START HERE!
1.
MEET NEKU!
Neku is the owner of a small corner shop in Lagos, Nigeria. She only takes cash from her customers as she has never had easy access to a digitized payment system.
NEKU'S SHOP
2.
MEET PAGA!
Paga knows that Neku could drive more sales if she could accept digital payments like card and mobile money. They provide Point of Sale (PoS) devices to small merchants like Neku who would otherwise not be able to afford one, and take a small percentage of each sale they make until they own the device completely.
HOW UNTAPPED WORKS WITH PAGA
paga
UNTAPPED
3.
MEET UNTAPPED!
Untapped helps finance Paga's PoS systems up front, giving them more devices to distribute to thousands of small merchants and business owners like Neku.
5.
WATCH, PROFIT, AND HELP GROW!
Untapped collects, tracks, and shares with you all the data from Paga's PoS devices, how much money they make their owners, and how much money you make as a result. The more digital sales devices Untapped can finance for Paga, the more sales entrepreneurs like Neku can make within their communities across emerging markets!
4.
WIN-WIN-WIN!
As Neku makes more digital sales with her new PoS device, she makes more money, which is then split between herself, Paga, and Untapped. Neku gets a new device that helps her expand her shop's offerings, Paga makes a profit and can distribute more devices to more small businesses, and Untapped pays back its own investors, and then reinvests into other partners like Paga!
NEKU'S



paga
paga
paga

**An example of the information we capture from the assets we finance:**



My Investments
Transactions
Invest
Total Account Balance
$15,000 00
SI Rank
Newbie
TICKETS
Summary
$15,000
Hello Dominic
Tuesday, July 13th, 2021
Social Impact
Learn more about how we measure the social impact of your investments
Entrepreneurs supported
6
Social Impact
$0 00
0.00%
Expected Accrued Interest
$112 50
9% annualized return
Top 3 supported countries
Mali 56.6%
Uganda 39.7%
Kenya 3.7%
Top 3 industries
Clean water 70%
Electric motorcycles 18%
Farming 12%
Investment amount breakdown
By company
By country
By industry
COMPANY NAME
COUNTRY
UNITS FINANCED
PORTFOLIO %
SOCIAL IMPACT, $
My Mom's e-bikes Uganda 172 35.42% TBC
Teliman – Motorbike Mali 160 34.19% TBC
My Mom's e-bikes Mali 23 22.44% TBC
Asaak – Motorbike Uganda 15 3.21% TBC

We have these processes in place for over 20 operating partners serving hundreds of entrepreneurs. We have proven that they deliver returns safely and consistently to repay our noteholders. We are fundraising to automate many of these practices so that we can now offer these same offerings to more investors.



What Makes Us Different

- **AGGREGATION**. Our Smart Asset Financing model is applicable to almost any type of revenue-generating asset, and we've built our systems so we can work across multiple industries, geographies, and currencies. This means

we can achieve game-changing reach and scale, while inherently de-risking your portfolio with diversification.

- **DATA.** Our IoT and data integration technologies mean **we can track, in real-time, every single asset we finance.** We know where they are, how much they're being used, and how much money they make the person using it. Then we give that information straight to you, putting you in the middle of all the action.

- **EMPATHY.** Built by and for entrepreneurs, Untapped is first and foremost empathetic to our Operating Partners' number one goal - growing their business. **Our revenue-share model puts the entrepreneurs we work with first** by ensuring our profit only grows as theirs does, and you make money you can feel good about. We're not bankers; we're partners that are invested in each of our partner's growth. **Read more about how our revenue-share model works** <u>here.</u>

- **IMPACT.** Ask ten investors what 'impact' means to them, and you'll get ten different answers. We choose to measure 'impact' with one metric that we can track universally: the revenue earned by the entrepreneur operating the asset. We understand that **the more revenue earned by the entrepreneur, the more sustainable income goes into the developing economies in which they operate.** Each dollar earned is one brought home, and several more spent on goods and services in their communities. In other words, your investment will have an immense ripple effect, and you can track that impact in real-time as it multiplies.

- **PRESENCE.** Our team lives, breathes, works, and plays in the countries we invest in. That means we have the **local knowledge and expertise** to choose the best Operating Partners to work with, and you get access to local presence spread across the US, Africa, Latin America, and Europe.



The Untapped team consists of international entrepreneurs and investors based in North America, Europe, Latin America, and Africa, and has decades of experience operating in and investing in challenging markets, information technology, and finance.





02:37
vimeo

**We're also backed by investment professionals, successful entrepreneurs, and global brands who understand emerging markets and their potential.**







Notable Investors and Noteholders
Ed Brakeman, Managing Director, Bain Capital
Gary Ford Chairman, MCE Social Capital
Sayuri Sharper Entrepreneur & Impact Investor
Farhad Massoudi Founder, Tubi TV
Vincent Robert Orangina, Danone, Procter & Gamble
Murtaza Hussain Founder, Streamlabs

Our Traction

| $1M | 40% | 24% | 0% | Profitable |
|---|---|---|---|---|
| ARR | Growth m-to-m | IRR | Default Rate | Q3 2021 |

In the first 10 months since launch, we've achieved **$1M in annual recurring revenue** (ARR) **with 40% month-to-month growth** in the last 6 months. That means we're already profitable!

We've consistently achieved **24% IRR (returns) on our investments** and recently secured partnerships with key Operating Partners that will allow us **to more than double our revenues in the next year** on those partnerships alone.**

## Our existing partnerships will allow us to more than double our revenues to $2.5M in 2022.**

Because our business model generates cash every month from the assets we finance, we expect to pay **dividends** to our shareholders within just three years.**

**Watch our interview with** [Bloomberg] about our partnership with Flexclub, which will make over [2,000 electric vehicles] more affordable for on-demand drivers in South Africa and Mexico.



Menu
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Vehicle subscription deal to bring EVs to emerging markets
FlexClub, Untapped Global plan to make over 2,000 EVs
Bloomberg Quicktake
TOP NEWS
Drops St_

Read more on **Yahoo Finance** about our partnership to help accelerate deployment of point-of-sale (POS) devices to over **120,000 small merchants in Nigeria** with Paga, Africa's next unicorn.

We've established partnerships with over a dozen other partners like them, and support thousands of entrepreneurs through Africa and Latin America!



Why You Should Invest

We're raising equity to develop a platform that will allow any investor, big or small, to invest in emerging markets entrepreneurs, and make a good return. Your investment will help us build and launch our retail investing platform in 2022.

**We just raised $1M from accredited investors and now we're raising another $1M through crowdfunding because we want to give you and other retail investors the chance to get in on the action, and be part of the movement towards globally-aware and conscious investing!**

## We've been investing in emerging markets for the past twenty years - and we're not just excited about it. We're dedicating the next thirty to getting everyone else excited about it, too.

We know that Africa, Latin America, and Southeast Asia are the future of profitable and impactful investing. Anyone already investing and building here knows how many lives can change for the better, if there was just enough money to do it...

**The money exists.**

**The talent and potential exist.**

**We're bridging the gap.**



Invest in Untapped, and change the way financing is done for millions of entrepreneurs and small businesses around the world.
Invest in Untapped, and make your money count.
Invest in Untapped, and create opportunity!



---

View our full deck below…


the next billion

Want to learn more and speak to our team?  We hosted a Q&A session on November 5th.  You can view the full recording **here**.


Jim Chu
Dan Nolan
Yvonne Okafor
The Nest Crew
Louise Mitchell Pitch Coach
Lundie Strom
Storm Jackson

November 5th "Ask Us Anything" Info Session recording

We are hosting another open information session on Friday, December 3rd at 8am PST / 11am EST / 4pm GMT / 5pm CET / 7pm EAT.  Register **here** and ask us anything!

ASK US
ANYTHING!
A Q&A WITH THE UNTAPPED GLOBAL TEAM
FRIDAY, DECEMBER 3RD 2021
8am PST | 3pm GMT | 6pm EAT
JOIN US!
lu.ma/untapped-qa
DEC
3
Friday

**Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

*** **Note on forward-looking statements:** Certain information set forth on this page contains "forward-looking information", including "future-oriented financial information" and "financial outlook". Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.*

*These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.*

*Although forward-looking statements contained on this page are based upon what Untapped management believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Untapped undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to*

*place undue reliance on forward-looking statements.*

